
03054988

PB

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 42094

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2002** (MM/DD/YY) AND ENDING **September 30, 2003** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Delphi Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 South 6th Street, Suite 2490
(No. and Street)


SEC MAIL
PROCESSING
RECEIVED
NOV 26 2003
WASH, D.C.
181
SECTION

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Levi **612-338-1774**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schweitzer Karon & Bremer, LLC
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)

8/12-16

OATH OR AFFIRMATION

I, Jack Levi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delphi Financial Corporation as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER PIKE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2008

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELPHI FINANCIAL CORPORATION

FINANCIAL REPORT

September 30, 2003



SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

CONTENTS



SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Delphi Financial Corporation
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Delphi Financial Corporation as of September 30, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delphi Financial Corporation as of September 30, 2003 and 2002, respectively, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
November 17, 2003

DELPHI FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION

September 30,		2003		2002
ASSETS				
CURRENT ASSETS:				
Cash	$	**626**	$	7,949
Temporary cash investments		**83,196**		129,297
Prepaid insurance		**531**		2,000
Refundable income taxes		**7,830**		1,740
Note receivable, stockholder		**96,081**		154,954
Interest receivable on stockholder note		**18,759**		19,023
Total current assets		**207,023**		314,963
PROPERTY AND EQUIPMENT:				
Furniture, fixtures and equipment		**31,427**		31,427
Less accumulated depreciation		**30,373**		29,557
Net property and equipment		**1,054**		1,870
Total assets	$	**208,077**	$	316,833
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable and accrued expenses	$	**3,893**	$	25,143
Deferred tax liability		**0**		449
Accrued rent		**2,535**		5,915
Total current liabilities		**6,428**		31,507
COMMITMENTS AND CONTINGENCY (Notes 5 and 6)				
STOCKHOLDERS' EQUITY:				
Common stock, $ .01 par value; 1,000,000 shares authorized, 113,000 shares outstanding		**1,130**		1,130
Additional paid in capital		**265,870**		265,870
Retained earningsm (deficit)		**(65,351)**		18,326
Total stockholders' equity		**201,649**		285,326
Total liabilities and stockholders' equity	$	**208,077**	$	316,833

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION
STATEMENTS OF OPERATIONS

Years Ended September 30,		2003		2002
Commissions	$	0	$	291,334
Consulting fees		76,500		0
Dividend income		1,399		3,828
Total commissions and fees earned		77,899		295,162
Operating expenses		168,110		294,482
Operating income (loss)		(90,211)		680
Other income		1,011		3,561
Net income (loss) before taxes		(89,200)		4,241
Federal and state income taxes (credit)		(5,523)		1,327
Net income	$	(83,677)	$	2,914

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For Years Ended September 30, 2003 and 2002

	Common Stock				Additional		Retained
	Shares		Par Value		Paid In Capital		Earnings (Deficit)
Balance at September 30, 2001	113,000	$	1,130	$	265,870	$	15,412
Net income (loss)							2,914
Balance at September 30, 2002	113,000		1,130		265,870		18,326
Net income (loss)							(83,677)
Balance at September 30, 2003	**113,000**	**$**	**1,130**	**$**	**265,870**	**$**	**(65,351)**

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS

Years ended September 30,		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Cash received from commissions and consulting	$	**76,500**	$	294,335
Cash paid to suppliers and employees		**(190,455)**		(370,067)
Interest received		**2,674**		3,828
Income taxes paid		**(1,016)**		(2,624)
Net cash provided by (used in) operating activities		**(112,297)**		(77,528)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of equipment		**0**		(2,018)
Repayments received on loan to stockholder		**58,873**		44,138
Net cash provided by (used in) investing activities		**58,873**		42,120
Net increase (decrease) in cash		**(53,424)**		(35,408)
Cash:				
Beginning		**137,246**		172,654
Ending	$	**83,822**	$	137,246

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended September 30,	2003	2002
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net income	$ (83,677)	$ 2,914
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	816	2,299
Deferred income taxes	(449)	(67)
(Increase) decrease in:		
Prepaid insurance	1,469	949
Prepaid rent	0	5,807
Income taxes receivable	(6,090)	(1,230)
Interest receivable on stockholder note	264	(3,561)
Increase (decrease) in:		
Checks issued in excess of bank balance	0	(78,325)
Accounts payable and accrued expenses	(21,250)	17,066
Accrued rent	(3,380)	(3,380)
Accrued profit-sharing contribution	0	(20,000)
Net cash provided by (used in) operating activities	$ (112,297)	$ (77,528)

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Delphi Financial Corporation (the Company) arranges private financing of $5 million to $50 million for both public and private companies. The Company provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company's 2003 investment banking activities and advisory services were primarily performed on behalf of two customers, which accounted for 98% of its revenues.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents:

For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statement of financial condition. At times cash balances may be in excess of FDIC insurance limits.

Investments:

The Company, in connection with providing investment banking and advisory services, may on occasion purchase certain warrants of the company it serves. These warrants are valued by management as no ready market is available for the warrants, or significant restrictions exist which limited the value of the warrants. Changes in the fair market value of these securities are recognized currently as unrealized gains or losses.

Property and equipment:

Property and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

Depreciation of property and equipment is computed on accelerated methods. Estimated useful lives for furniture, fixtures, and equipment are 5-7 years. Total depreciation expense was $816 and $2,299 for the years ended September 30, 2003 and 2002, respectively.

Revenue recognition:

Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided. Reimbursements for expenses advanced on clients' behalf are recognized as the expenses are incurred.

Income taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The temporary differences are primarily due to utilization of different depreciation methods for book and tax purposes and net operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

A summary of the Company's significant accounting policies follows: (continued)

Concentration of credit risk:

As a broker and dealer, the Company is engaged in various securities activities, principally involving investment banking services to obtain debt and or equity capital for both private and public companies. The Company's investment banking activities are performed on a "best efforts" basis. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to these services.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2. Income Tax Matters

The components of the income tax provision are as follows:

	2003	2002
Currently (refundable) payable:		
Federal	$ (5,523)	$ 940
State	0	454
Deferred taxes (benefits)	(15,110)	(67)
Change in valuation allowance	15,110	0
Federal and state income taxes	**$ (5,523)**	$ 1,327

The Company has federal and state net operating loss carryforwards of $42,000 and $89,000, respectively. The loss carryforwards begin to expire in 2018.

The deferred tax asset and liability are presented in the accompanying balance sheets as follows:

September 30,	**2003**	2002
Deferred tax asset	$ 15,110	$ 0
Valuation allowance	(15,110)	0
Total deferred tax asset	$ 0	$ 0
Deferred tax liability	$ 0	$ 449

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At September 30, 2003, the Company had net capital as defined by Rule 15c3-1 of $55,230, which exceeds its required net capital of $5,000 by $50,230. The Company's ratio of aggregate indebtedness to net capital was .5 to 1 at September 30, 2003.

Note 4. Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

Note 5. Commitments

The Company leases office space in Minneapolis, Minnesota under a lease agreement expiring June 30, 2004. In addition to rent, the lease requires the Company to pay various operating expenses including insurance, repairs and maintenance, and real estate taxes. Rent expense charged to operations was $68,000 for the year ended September 30, 2003. The minimum lease payment required under this lease, including operating cost, is as follows:

Years ending September 30,	Amount
2004	$ 45,630
Total lease commitment	**$ 45,630**

Note 6. Stockholders' Equity

On May 25, 2001, the Company issued 17,000 shares of common stock for $225,000. In conjunction with the newly issued shares, the Company and stockholders entered into certain agreements which include a policy for sharing revenues where the two parties collaborated on transactions, and a conditional put agreement obligating the Company to repurchase the newly issued shares. The stockholders can exercise this right on May 25, 2003 and anytime thereafter. The purchase price of the shares would be the lesser of $225,000, or, an amount calculated by multiplying the three year total of net adjusted cash revenues and expenses by 6.25%. The purchase price is payable over five years with interest at the prime rate, however, payments are capped during the first four years at 20% of annual cash revenues.

If exercised, the total amounts due under the repurchase agreement based on the financial results through September 30, 2003, would be $20,500; amounts would not be payable under the agreement until May 30, 2003.

Note 7. Defined Contribution Retirement Plan

The Company has a money purchase pension plan covering all employees. Contributions to this plan are calculated at 10% of each participant's overall compensation and amounted to $0 and $2,200 for the years ended September 30, 2003 and 2002, respectively. In addition, the Company has a profit sharing plan with a discretionary amount of $0 and 1,000 contributed at September 30, 2003 and 2002, respectively.



SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Delphi Financial Corporation
Minneapolis, Minnesota

We have audited the financial statements of Delphi Financial Corporation for the year ended September 30, 2003, and have issued our report thereon dated November 17, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Delphi Financial Corporation taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.



SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
November 17, 2003



SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Delphi Financial Corporation
Minneapolis, Minnesota

We have audited the financial statements of Delphi Financial Corporation as of and for the year ended September 30, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
November 17, 2003

Schedule I

DELPHI FINANCIAL CORPORATION
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
September 30, 2003
COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 201,649
2.	Deduct: ownership equity not allowable for net capital		
3.	Total ownership equity qualified for net capital		201,649
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
	b. Other (deductions) or allowable credits Deferred taxes on non allowable assets		0
5.	Total capital and allowable subordinated liabilities		201,649
6.	Deduction and/or charges:		
	a. Total non-allowable assets included in Statement of Financial Condition:	$ 124,255	
	b. Secured demand note deficiency	0	
	c. Commodity futures contracts and spot commodities-proprietary capital charges	0	
	d. Other deductions and/or charges contingent liability	20,500	144,755
7.	Other additions and/or allowable credits: Deferred taxes on unrealized appreciation of investment securities		0
8.	Net capital before haircuts on securities positions		56,894
9.	Haircuts on securities:		
	a. Contractual securities commitments		
	b. Subordinated securities borrowings		
	c. Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		1,664
	d. Undue concentration (illiquid investment securities)		
	e. Other		
10.	Net capital		$ 55,230

DELPHI FINANCIAL CORPORATION
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
September 30, 2003
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of line 19)	$	1,795
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	50,230
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	52,537

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	6,428
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		20,500
19. Total aggregate indebtedness	$	26,928
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		0.5

DELPHI FINANCIAL CORPORATION
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of September 30, 2003)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	38,899
Net audit adjustments		
Net income adjustments including:		
Accrued rent and expenses		3,930
Reduction of contingent liability for 2003 loss		12,401
		0
Net capital as reported on line 10 of Schedule I	$	55,230

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	9,909
Contingent liability		20,500
Accrued rent and expenses		(3,930)
Reduction of deferred taxes		449
Total aggregate indebtedness as reported on line 19 of Schedule II	$	26,928

DELPHI FINANCIAL CORPORATION

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2003

STATEMENT PURSUANT TO 15c 3-3 SECURITIES EXCHANGE ACT OF 1934

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(iii) of the rule.